Filed Pursuant to Rule 424(b)(3)
Registration No. 333-264294

Prospectus Supplement No. 2

(To Prospectus dated October 7, 2022)

PropertyGuru Group Limited

Primary Offering Of

15,795,035 ORDINARY SHARES

Secondary Offering Of

149,193,490 ORDINARY SHARES

12,960,000 WARRANTS TO PURCHASE ORDINARY SHARES, AND

12,960,000 ORDINARY SHARES UNDERLYING WARRANTS

This prospectus supplement updates and amends certain information contained in the prospectus dated October 7, 2022, or the “Prospectus”, which forms a part of the registrant’s Registration Statement on Form F-1 (Registration No. 333-264294). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with our unaudited financial information as of December 31, 2022 and for the quarter and year then ended as well as certain other information.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “PGRU.” On February 28, 2023, the last reported sale price of our ordinary shares as reported on NYSE was $4.83 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus and other risk factors contained in the documents incorporated by reference therein for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 1, 2023.

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the Three Months Ended December 31,		For the Twelve Months Ended December 31,
	2022	2021	2022	2021
	(S$ in thousands, except share and per share data)

Revenue	40,097	34,329	135,925	100,711
Other income	1,334	285	2,787	1,723
Other gains/(losses) - net	644	(153)	21,870	(124,961)

Expenses
Venue costs	(3,382)	(3,323)	(6,864)	(5,859)
Sales and marketing cost	(5,581)	(7,986)	(20,955)	(26,297)
Sales commission	(2,694)	(2,862)	(11,163)	(7,880)
Impairment loss on financial assets	(1,263)	(2,186)	(1,180)	(2,138)
Depreciation and amortisation	(5,425)	(5,169)	(21,172)	(14,032)
Impairment of intangible assets	—	—	—	(8)
IT and Internet expenses	(3,191)	(2,246)	(11,313)	(7,882)
Legal and professional	(3,003)	(7,810)	(7,596)	(9,807)
Employee compensation	(16,558)	(22,650)	(69,977)	(65,184)
Non-executive directors' remuneration	(303)	(2,067)	(2,356)	(2,503)
Staff cost	(745)	(648)	(2,166)	(1,290)
Office rental	(19)	(34)	(71)	(91)
Finance cost	(145)	(603)	(2,396)	(13,909)
Legal and professional fees incurred for IPO	—	(3,818)	(16,570)	(6,070)
Share listing expense	—	—	(104,950)	—
Other expenses	(4,500)	(634)	(9,973)	(2,269)
Total expenses	(46,809)	(62,036)	(288,702)	(165,219)
Loss before income tax	(4,734)	(27,575)	(128,120)	(187,746)
Tax (expenses)/credit	(517)	350	(1,100)	333

Net loss for the period	(5,251)	(27,225)	(129,220)	(187,413)
Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Currency translation differences arising from consolidation	(29,615)	542	(19,703)	5,672
Actuarial loss from post-employment benefits obligation	(13)	(36)	(15)	(36)
Other comprehensive (loss)/income for the period, net of tax	(29,628)	506	(19,718)	5,636
Total comprehensive loss for the period	(34,879)	(26,719)	(148,938)	(181,777)

Loss per share for loss attributable to equity holders of the Company
Basic and diluted loss per share for the period	(0.03)	(0.21)	(0.84)	(2.03)

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDSOLIDATED BALANCE SHEETS

	As of December 31, 2022	As of December 31, 2021
	(S$ in thousands)

ASSETS
Current assets
Cash and cash equivalents	309,233	70,236
Trade and other receivables	18,145	17,655
	327,378	87,891
Non-current assets
Trade and other receivables	4,559	1,564
Intangible assets	393,450	401,157
Plant and equipment	2,535	3,329
Right-of-use assets	11,475	15,419
	412,019	421,469
Total assets	739,397	509,360
LIABILITIES
Current liabilities
Trade and other payables	29,737	32,921
Lease liabilities	4,104	4,439
Borrowings	—	170
Deferred revenue	50,753	47,318
Provisions for reinstatement cost	280	36
Current income tax liabilities	4,302	4,554
	89,176	89,438
Non-current liabilities
Trade and other payables	296	603
Lease liabilities	8,339	12,452
Borrowings	—	16,732
Deferred income tax liabilities	1,879	2,375
Provisions for reinstatement cost	672	569
Warrant liabilities	4,775	—
	15,961	32,731
Total liabilities	105,137	122,169

Net assets	634,260	387,191

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the Group

Share capital	1,081,320	684,347
Share reserve	17,692	18,658
Capital reserve	785	785
Warrant reserve	—	5,742
Translation reserve	(16,961)	2,742
Accumulated losses	(448,576)	(325,083)
Total shareholders' equity	634,260	387,191

PROPERTYGURU GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Twelve Months Ended December 31
	2022	2021
	(S$ in thousands)

Cash flows from operating activities
Loss for the period	(129,220)	(187,413)
Adjustments for:
- Tax expense/(credit)	1,100	(333)
- Employee share grant and option expense	3,856	8,542
- Non-executive director share grant and option expense	1,848	2,108
- Depreciation and amortisation	21,172	14,032
- Impairment of intangible assets	—	8
- Loss on disposal of plant and equipment and intangible assets	101	3
- Impairment loss on financial assets	1,180	2,138
- Gain on lease modification	(194)	—
- Interest income	(1,716)	(456)
- Finance costs	2,396	13,909
- Unrealised currency translation losses	2,384	245
- Fair value loss of Series B, D1, E and F conversion options	—	124,146
- Fair value gain on warrant liabilities	(23,341)	—
- Share listing expense	104,950	—
	(15,484)	(23,071)
Change in working capital, net of effects from acquisition
and disposal of subsidiaries:
- Trade and other receivables	(3,239)	(1,676)
- Trade and other payables	(7,415)	14,891
- Deferred revenue	3,371	9,070
Cash provided by operations	(22,767)	(786)
Interest received	1,704	440
Income tax paid	(1,586)	(2,104)
Net cash used in operating activities	(22,649)	(2,450)

Cash flows from investing activities
Additions to plant and equipment	(1,431)	(1,673)
Additions of intangible assets	(22,179)	(12,816)
Acquisition of subsidiaries, net of cash acquired	(2,234)	3,722
Proceeds from disposal of plant and equipment	31	13
Net cash used in investing activities	(25,813)	(10,754)

Cash flows from financing activities
Interest paid	(2,214)	(1,207)
(Repayment of)/Proceeds from borrowings	(17,057)	11,000
Borrowings transaction cost	—	(449)
Principal payment of lease liabilities	(4,324)	(4,062)
Proceeds from reorganisation	142,145	—
Proceeds from the shares issued to PIPE investors	178,653	—
Transaction cost in relation to issuance of PIPE shares	(7,664)	—
Proceeds from issuance of ordinary shares	1,733	80
Repayment of convertible notes	—	(11,261)
Payment for legal and professional fees incurred for IPO	—	(4,020)
Net cash provided by/(used in) financing activities	291,272	(9,919)

Net increase/(decrease) in cash and cash equivalents	242,810	(23,123)

Cash and cash equivalents
Beginning of the twelve months ended 31 December	70,236	93,359
Effect of currency translation on cash and cash equivalents	(3,813)	—
End of the twelve months ended 31 December	309,233	70,236

Financial Highlights – Fourth Quarter and Full Year 2022

•
Total revenue increased 17% to S$40 million in the fourth quarter as compared to the previous year and increased 35% to S$136 million year over year.
•
Marketplaces revenues increased 15% to S$38 million in the fourth quarter as compared to the previous year and increased 34% to S$131 million year over year, as continued strength in Singapore and Malaysia offset challenges in the Vietnam market due to credit restrictions in the latter part of the year.
o
Singapore Marketplaces revenue increased 15% to S$19 million in the fourth quarter as compared to the previous year and increased 24% to $69 million year over year as a result of both increased Average Revenue Per Agent (“ARPA”) and an increase in overall agents. Quarterly ARPA was up 20% in the fourth quarter to S$1,076 as compared to the previous year and up 24% year over year to S$4,078 in 2022. In the fourth quarter, there were 15,529 agents with a renewal rate of 79% in the quarter.
o
Malaysia Marketplaces revenue increased 28% to S$8 million in the fourth quarter as compared to the previous year and increased 77% to $25 million year over year, as the Company continues to leverage our two market leading brands and benefit from the acquisition of the iProperty business in August 2021.
o
Vietnam Marketplaces revenue decreased 7% to S$6 million in the fourth quarter as compared to the previous year and increased 28% to S$24 million year over year, as governmental actions to tighten credit impacted the overall number of listings in the market. The number of listings was down 22% to 1.6 million in the fourth quarter as compared to the prior year quarter. The average revenue per listing (“ARPL”) was up 22% to S$3.25 in the fourth quarter as compared to the prior year quarter and up 8% to S$2.97 year over year.
•
At year-end, cash and cash equivalents was S$309 million.

Information regarding our operating segments is presented below.

	For the Three Months Ended December 31
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	40,097	34,329	16.8%
Marketplaces	38,350	33,299	15.2%
Singapore	18,805	16,382	14.8%
Vietnam	5,870	6,304	-6.9%
Malaysia	7,531	5,888	27.9%
Other Asia	6,144	4,725	30.0%
Fintech and data services	1,747	1,030	69.6%
Adjusted EBITDA	4,829	(4,149)
Marketplaces	18,240	6,321
Singapore	11,441	6,709
Vietnam	722	655
Malaysia	3,429	(2,026)
Other Asia	2,648	983
Fintech and data services	(1,981)	(1,546)
Corporate*	(11,430)	(8,924)
Adjusted EBITDA Margin (%)	12.0%	-12.1%
Marketplaces	47.6%	19.0%
Singapore	60.8%	41.0%
Vietnam	12.3%	10.4%
Malaysia	45.5%	-34.4%
Other Asia	43.1%	20.8%
Fintech and data services	-113.4%	-150.1%

	For the Twelve Months Ended December 31
	2022	2021	YoY Growth
	(S$ in thousands except percentages)

Revenue	135,925	100,711	35.0%
Marketplaces	130,861	97,334	34.4%
Singapore	69,241	55,891	23.9%
Vietnam	24,040	18,767	28.1%
Malaysia	25,388	14,315	77.4%
Other Asia	12,192	8,361	45.8%
Fintech and data services	5,064	3,377	50.0%
Adjusted EBITDA	14,466	(10,372)
Marketplaces	63,045	23,746
Singapore	47,626	33,355
Vietnam	5,470	2,063
Malaysia	10,208	(10,440)
Other Asia	(259)	(1,232)
Fintech and data services	(7,385)	(4,634)
Corporate*	(41,194)	(29,484)
Adjusted EBITDA Margin (%)	10.6%	-10.3%
Marketplaces	48.2%	24.4%
Singapore	68.8%	59.7%
Vietnam	22.8%	11.0%
Malaysia	40.2%	-72.9%
Other Asia	-2.1%	-14.7%
Fintech and data services	-145.8%	-137.2%

*Corporate consists of headquarters costs, which are not allocated to the segments. Headquarters costs are costs of PropertyGuru’s personnel that are based predominantly in its Singapore headquarters and certain key personnel in Malaysia and Thailand, and that service PropertyGuru’s group as a whole, consisting of its executive officers and its group marketing, technology, product, human resources, finance and operations teams, as well as platform IT costs (hosting, licensing, domain fees), workplace facilities costs, corporate public relations retainer costs and professional fees such as audit, legal and consultant fees. Certain elements of marketing expenses previously allocated to Corporate in the first quarter 2022 have since been moved to business segments in line with changes to internal reporting lines.

As of December 31, 2022, PropertyGuru continued its Engagement Market Share1 leadership in Singapore, Vietnam, Malaysia, and Thailand.

Singapore: 81% – 5.2x the closest peer	Thailand: 58% – 2.5x the closest peer
Vietnam: 75% – 3.1x the closest peer	Indonesia: 22% – 0.3x the closest peer
Malaysia: 93% – 15.2x the closest peer

1 Based on SimilarWeb data between July 2022 and December 2022.

Key Performance Metrics and Non-IFRS Financial Measures

Our priority markets comprise Singapore, Vietnam, Malaysia and Thailand. Our core markets comprise Singapore, Vietnam, Malaysia, Thailand and Indonesia.

Engagement Market Share is the average monthly engagement for websites owned by PropertyGuru as compared to average monthly engagement for a basket of peers calculated over the relevant period. Engagement is calculated as the number of visits to a website during a period multiplied by the total amount of time spent on that website for the same period, in each case based on data from SimilarWeb. Engagement Market Share is based on the prevailing SimilarWeb algorithm on the date the Company first filed or furnished such information to the U.S. Securities and Exchange Commission (“SEC”).

Number of agents in all core markets except Vietnam is calculated for a period as the sum of the number of agents with a valid 12-month subscription package at the end of each month in a period divided by the number of months in such period. In Vietnam, number of agents is calculated as the number of agents who credit money into their account within the relevant period. When counting in aggregate across the PropertyGuru group, in markets where PropertyGuru operates more than one property portal, an agent with subscriptions to more than one portal is only counted once.

Number of real estate listings is calculated as the average number of listings created monthly during the period for Vietnam and the average number of monthly listings available in the period for other markets.

Average revenue per agent (“ARPA”) is calculated as agent revenue for a period divided by the average number of agents in that period, which is calculated as the sum of the number of total agents at the end of each month in a period divided by the number of months in such period.

Number of listings in Vietnam is calculated as the sum of all listings created in each month over the relevant period (other than listings from promotional accounts). Number of listings is used to calculate average revenue per listing, which is described below.

Average revenue per listing ("ARPL”) is calculated as revenue for a period divided by the number of listings in such period.

Renewal rate is calculated as the number of agents that successfully renew their annual package during a period divided by the number of agents whose packages are up for renewal (at the end of their twelve-month subscription) during that period.

This report also includes references to non-IFRS financial measures, namely Adjusted EBITDA and Adjusted EBITDA Margin. PropertyGuru uses these measures, collectively, to evaluate ongoing operations and for internal planning and forecasting purposes. PropertyGuru believes that non-IFRS information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance and may assist in comparisons with other companies to the extent that such other companies use similar non-IFRS measures to supplement their IFRS or GAAP results. These non-IFRS measures are presented for supplemental informational purposes only and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly titled non-IFRS measures used by other companies. Accordingly, non-IFRS measures have limitations as analytical tools, and should not be considered in isolation or as substitutes for analysis of other IFRS financial measures, such as net loss and loss before income tax.

Adjusted EBITDA is a non-IFRS financial measure defined as net loss for year/period adjusted for changes in fair value of preferred shares, warrant liability and embedded derivatives, finance costs, depreciation and amortization expense, tax expenses or credits, impairments when the impairment is the result of an isolated, non-recurring events, share grant and option expenses, loss on disposal of plant and equipment and intangible assets, currency translation loss, business acquisition transaction and integration costs, legal and professional expenses incurred for IPO, share listing expenses and on-going costs of a listed entity. Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of revenue.

A reconciliation of net loss to Adjusted EBITDA is provided as follows:

	For the Three Months Ended December 31,
	2022	2021
	(S$ in thousands)

Net loss	(5,251)	(27,225)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(650)	—
Finance (income)/costs - net	(1,090)	496
Depreciation and amortisation expense	5,425	5,169
Share grant and option expenses	1,091	6,759
Other losses - net	5	153
Business acquisition transaction and integration cost	747	7,031
Legal and professional fees incurred for IPO	—	3,818
On-going cost of a listed entity	4,035	—
Tax expense/(credit)	517	(350)
Adjusted EBITDA	4,829	(4,149)

	For the Twelve Months Ended December 31,
	2022	2021
	(S$ in thousands)

Net loss	(129,220)	(187,413)
Adjustments:
Changes in fair value of preferred shares, warrant liability and embedded derivatives	(23,341)	124,146
Finance costs - net	680	13,453
Depreciation and amortisation expense	21,172	14,032
Impairment	—	8
Share grant and option expenses	5,524	10,470
Other losses - net	1,471	815
Business acquisition transaction and integration cost	4,378	8,380
Legal and professional fees incurred for IPO	16,570	6,070
Share listing expense	104,950	—
On-going cost of a listed entity	11,182	—
Tax expense/(credit)	1,100	(333)
Adjusted EBITDA	14,466	(10,372)

Industry and Market Data

This report contains information, estimates and other statistical data derived from third party sources and/or industry or general publications, including estimated insights from SimilarWeb and Google Analytics. Such information involves a number of assumptions and limitations, and you are cautioned not to place undue weight on such estimates. PropertyGuru has not independently verified such third-party information, and makes no representation as to the accuracy of such third-party information.